A. Issuance of KRW 100 Billion Notes due 2012

Issue Number : 176-1

1.	Aggregate principal amount: KRW100,000,000,000

2.	Issue price: 100.0%

3.	Class of notes: KRW denominated unsecured notes

4.	Maturity date: May 28, 2012

5.	Coupon rate: 4.37%

6.	Yield to maturity: 4.37%

7.	Issue date: May 28, 2009

8.	Interest payment method: payable quarterly in arrear on August 28, November 28,

February 28 and May 28 of each year starting in year 2009

9.	Method of principal payment: payment on maturity date at 100%

10.	Underwriter: Daewoo Securities Co. Ltd., KB Investment & Securities Co., Ltd.

B. Issuance of KRW 170 Billion Notes due 2014

Issue Number : 176-2

1.	Aggregate principal amount: KRW170,000,000,000

2.	Issue price: 100.0%

3.	Class of notes: KRW denominated unsecured notes

4.	Maturity date: May 28, 2014

5.	Coupon rate: 5.06%

6.	Yield to maturity: 5.06%

7.	Issue date: May 28, 2009

8.	Interest payment method: payable quarterly in arrear on August 28, November 28,

February 28 and May 28 of each year starting in year 2009

9.	Method of principal payment: payment on maturity date at 100%

10.	Underwriter: Daewoo Securities Co. Ltd., KB Investment & Securities Co., Ltd.

C. Issuance of KRW 260 Billion Notes due 2016

Issue Number : 176-3

1.	Aggregate principal amount: KRW260,000,000,000

2.	Issue price: 100.0%

3.	Class of notes: KRW denominated unsecured notes

4.	Maturity date: May 28, 2016

5.	Coupon rate: 5.24%

6.	Yield to maturity: 5.24%

7.	Issue date: May 28, 2009

8.	Interest payment method: payable quarterly in arrear on August 28, November 28,

February 28 and May 28 of each year starting in year 2009

9.	Method of principal payment: payment on maturity date at 100%

10.	Underwriter: Daewoo Securities Co. Ltd., KB Investment & Securities Co., Ltd.